

June 7, 2010

Mr. David W. Keaveney
President and Chief Executive Officer
Meiguo Ventures I, Inc.
28248 North Tatum Blvd., Suite B-1-434
Cave Creek, AZ 85331

> **Re: Meiguo Ventures I, Inc.**
> **Registration Statement on Form S-1, Amendment No. 1**
> **Filed May 11, 2010**
> **File No. 333-165726**

Dear Mr. Keaveney:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Registration Statement on Form S-1, Amendment No. 1

Financial Statements, page F-2

1.   Please amend your filing to provide your financial statements for the most recent interim period. We refer you to Regulation S-X Rule 8-08 for further guidance.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Suying Li at (202) 551-3335 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Michael Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David E. Wise, Esq. (via facsimile – (210) 570-1775)